February 8, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 16, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed on August 10, 2009
File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in two letters, one dated January 8, 2010 and the other dated January 28, 2010 (the “Letters”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 16, 2009 (“2008 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended June 30, 2009 filed on August 10, 2009 (“June 30, 2009 Form 10-Q”). The Letters are follow ups to our response letter dated December 1, 2009, with respect to Ambac’s 2008 Form 10-K and June 30, 2009 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your January 8, 2010 letter (comment 2) and January 28, 2010 letter (comment 1) have been reproduced in this letter with responses directly following the reproduced text. We did not respond to or reproduce comment 1 of the January 8, 2010 letter as it is our understanding that comment was effectively replaced by comment 1 of the January 28, 2010 letter. The section subheader and page number in each comment refers to Ambac’s 2008 Form 10-K or June 30, 2009 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2009 Form 10-K. Furthermore, we would like to incorporate the Staff’s views regarding our disclosures in comment 2 related to subrogation recoveries in the December 31, 2009 Form 10-K. In order to do so in a timely manner we would ask the Staff to reply to this letter with their views by February 22, 2010 if possible.

Securities and Exchange Commission Staff Comments:

Form 10-K for the Fiscal Year ended December 31, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

February 8, 2010

Investment Portfolio, page 100

1.	We do not believe it is appropriate to avoid recognizing an other-than-temporary impairment for a security that you own and guarantee if the present value of cash flows expected to be collected from the security is less than its amortized cost basis (i.e. a credit loss). See FASB Codification Section 320-10-35-33C. We understand from our January 15, 2010 discussion with you that you have never experienced, and do not expect to experience, a credit loss on these securities. Please confirm that if you ever reasonably expect to have a credit loss on these securities and disagree with this view, that you will discuss the matter with us before filing.

Ambac response:

We confirm that we will discuss the matter with the SEC when it is reasonably expected that a credit loss will occur on these securities if we disagree with your view.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Borrower Default Burnout, page 65

2.	Please refer to comment two of your response. Please address the following:

•	Revise your disclosure to clarify whether, and if so, how you receive cash for losses paid before the sponsor re-purchases the loan.
•	Revise your disclosure to include the information in your response pertaining to the amounts included in the re-purchase for each of the sponsors.
•	Tell us how basing your subrogation recoveries only on unpaid principle and not other amounts which you are entitled such as interest complies with ASC 944-40-30-32 (SFAS No. 163, paragraph 25).
•

It is unclear how you response satisfied the fourth bullet of our comment, please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the consideration you gave to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicates realization of a claim subject to litigation is not probable. You may find the example in ASC 944-40-30-33 useful when preparing your response. Also, provide us with a range of the probabilities that you used.

•

In regards to the sponsors in which you are not pursuing recovery, please revise to disclose the rational behind this decision and to clearly depict the level of discretion you used in not pursuing these recoveries.

Ambac response:

For the above comments which have requested revised disclosures, we have provided a pro-forma enhanced disclosure related to subrogation recoveries shown further below. Please note that the above comments relate to our June 30, 2009 Form 10-Q. However, because of continuous refinements in our methodology to estimate subrogation recoveries which have been reflected in our most recent SEC filing, the pro-forma enhanced disclosure below has been black-lined from our September 30, 2009 Form 10-Q. This enhanced disclosure will be included in future filings along with any future methodology refinements.

With respect to the first and second bullet points we will revise our disclosure as requested for future filings. Please refer to the pro-forma enhanced disclosures shown below.

February 8, 2010

With respect to the third bullet point, to further clarify our previous response, we based the subrogation recovery upon the original unpaid principal only for transactions which we used an adverse sample approach. This is because the adverse sample approach, unlike the random sample approach, is not being extrapolated to a larger loan pool, and therefore relies on loan level data where other components of the sponsor’s buyback obligation have not been specifically provided by the sponsor nor is easily estimable.

With respect to the fourth bullet point, in estimating subrogation recoveries based on random samples for the September 30, 2009 reporting period we applied a single “realization factor” to the sponsor’s gross buyback obligation which incorporates our views about the uncertainties surrounding the settlement negotiation and litigation processes. The single realization factor was developed from a range of realization factors we considered based on our assumptions about potential outcomes considering the information we have available to us. Please refer to the pro-forma enhanced disclosure below for the information we used to determine the range of realization factors. We believe using this single realization factor is equivalent to the results which would be obtained using the methodology shown in the example in ASC 944-40-30-33.

The example shown in the table below is similar to the ASC 944-40-30-33 example methodology and assumes the sponsors’ gross buyback obligation is $500:

Realization factor scenarios	Possible undiscounted subrogation recovery scenarios ($500 buyback obligation x realization factor)	Probability	Probability-weighted undiscounted subrogation recovery
98%	$490.00	25%	$122.50
92%	$460.00	25%	$115.00
88%	$440.00	25%	$110.00
82%	$410.00	25%	$102.50
		Weighted average undiscounted subrogation recovery	$450.00

An alternative way to compute the subrogation recovery in the above example is to first probability weight each realization factor to come up with a single realization factor and then apply that factor to the gross buyback obligation. In this case the probability weighted realization factor would be 90% = ([98% x 25%] + [92% x 25%] + [88% x 25%] + [82% x 25%]). The product of the 90% realization factor and gross buyback obligation of $500 also produces a $450 subrogation recovery. This alternative computation is how we conceptualize the single realization factor we use in our subrogation recovery estimate. However, because of the nature of this information, Management qualitatively evaluated the range of realization factors in determining the single realization factor used in estimating our subrogation recovery. That is, we did not formally assign probabilities to the discrete realization factors within this range to compute the single realization factor that was used in our subrogation recovery estimate.

We did not attempt to assign a separate probability for each realization factor that was related solely to litigation because, as a practical matter, the uncertainties surrounding settlement negotiation and litigation with a particular counterparty are interrelated. Furthermore, we considered the accounting guidance for contingencies in ASC 450-20 and 450-30 (SFAS No. 5) and the insurance accounting guidance in ASC 944 (SFAS No. 60 and No. 163). However we did not give specific consideration to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1) indicating realization of a claim

February 8, 2010

subject to litigation is not probable. The reasons for this are discussed in our previous response, which most notably include (i) ASC 410-30-15-3 scopes out claim liability recognition by insurance enterprises and (ii) we believe our approach is consistent with the guidance in ASC 944-40-30-32 which is specific to claim liability recognition by financial guarantors. With respect to the range of realization factors we considered in developing a single realization factor, we will provide this information under separate cover and would request confidential treatment from the SEC as we believe public disclosure of this information would be prejudicial to our position in any current or future negotiation and/or litigation with the sponsors.

In estimating subrogation recoveries based on adverse samples, we did not apply any adjustment related to litigation uncertainties to the gross buyback obligation for reasons discussed in the pro-forma enhanced disclosure shown below.

With respect to the fifth bullet point, we will revise our disclosure as requested for future filings. Please refer to the pro-forma enhanced disclosures shown below.

February 8, 2010

September 30, 2009 Form 10-Q Pro-Forma Enhanced Disclosure (beginning on page 67 of filing):

In an effort to better understand the unprecedented levels of delinquencies, Ambac engaged consultants with significant mortgage lending experience to review the underwriting documentation for mortgage loans underlying certain second-lien insured transactions. These transactions which have exhibited exceptionally poor performance were chosen for further examination of the underwriting documentation supporting the underlying loans. Factors Ambac believes to be indicative of this poor performance include (i) increased levels of early payment defaults, (ii) the significant number of loan charge-offs and resulting high level of losses and (iii) the rapid elimination of credit protections inherent in the transactions’ structures. Generally, the sponsor of the transaction provides representations and warranties with respect to the securitized loans including the loan characteristics, the absence of fraud or other misconduct in the origination process, including those attesting to the compliance of home loans with the prevailing underwriting policies. Per the transaction documents, the sponsor of the transaction is obligated to repurchase, cure or substitute the breaching loan. Substitution is generally limited to two years from the closing of the transaction and the cure remedy is permitted only to the extent cure is possible.

Subsequent to the forensic exercise of examining loan files to ascertain whether the loans conformed to the representations and warranties, we submit nonconforming loans to the sponsor for repurchase. For all of the transactions reviewed by Ambac, the substitution remedy is no longer available. To effect a repurchase, depending on the transaction the sponsor is ~~generally~~ required to repurchase the loan at (i) the current unpaid principal balance of the loan, (ii) the current unpaid principal balance plus accrued unpaid interest, (iii) the current unpaid principal balance plus accrued interest plus unreimbursed servicer advances/expenses and/or trustee expenses resulting from the breach of representations and warranties that trigger the repurchase or (iv) for a loan that has already been charged-off, the amount of the realized loss. Notwithstanding the material breaches of representations and warranties, Ambac has continued to pay claims submitted under the financial guarantee insurance policies related to these securitizations. In cases where loans are repurchased by a sponsor, the effect is typically to offset current period losses and then to increase the over-collateralization of the securitization, depending on the extent of loan repurchases and the structure of the securitization. Specifically, the repurchase price is paid by the sponsor to the securitization trust which holds the loan. The cash becomes an asset of the trust, replacing the loan that was repurchased by the sponsor. On a monthly basis the cash received from loan repurchases by the sponsor is aggregated with cash collections from the underlying mortgages and applied in accordance with the trust indenture payment waterfall. This payment waterfall typically includes principal and interest payments to the note holders, various expenses of the trust and reimbursements to Ambac, as financial guarantor, for claim payments made in previous months. Notwithstanding the reimbursement of previous monthly claim payments, to the extent there continues to be insufficient cash in the waterfall in the current month to make scheduled principal and interest payments to the note holders, Ambac is required to make additional claim payments to cover this shortfall.

Ambac’s estimate of subrogation recoveries includes two components: ~~(1) the amount of actual loans with identified material breaches of representations and warranties discovered from samples of poorly performing loans (“Adverse samples”) in a securitization and~~ (1~~2~~) estimated dollar amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans (“r~~R~~andom samples”) taken from the entire population of loans in a securitization and~~.~~ (2) the dollar amount of actual loans with identified material breaches of representations and warranties discovered from samples of poorly performing loans (“adverse samples”) in a securitization. The amount the sponsors believe to be their liability for these breaches is not known.

During the third quarter of 2009, two additional transactions were added to the population of estimated subrogation recoveries, one utilizing a random sample and one utilizing an adverse sample.

The random sample approach to estimate subrogation recoveries was based on obtaining a statistically valid random sample for all the original loans in the pool. A “breach rate” was computed

February 8, 2010

by dividing (i) the loans identified in sample as having not met the underwriting criteria or otherwise breached representations and warranties by (ii) the total sample size. An extrapolation to the entire loan pool was performed by multiplying the breach rate by the sum of the current unpaid loan pool balance plus realized losses resulting from loan liquidations or charge-offs, to compute a gross buyback obligation. The loan pool in this extrapolation incorporates all the components of the sponsor’s gross buyback obligation (unpaid principal, accrued interest, etc.) as this information is readily available on the loan pool level. A realization factor was then applied to the gross buyback obligation to estimate the subrogation recovery (undiscounted), which incorporates our views about the uncertainties surrounding the settlement negotiation and litigation processes. The realization factor was developed from a range of realization factors using our own assumptions about the likelihood of outcomes based on all the information available to us including (i) discussions with external legal counsel and their views on ultimate settlement, (ii) recent experience with loan put back negotiations where the existence of a material breach was debated and negotiated at the loan level and (iii) the pervasiveness of the breach rates which indicates a pattern of behavior that we believe will work in Ambac’s favor during negotiations and/or litigation.

The adverse sample approach to estimate subrogation recoveries was based on a sample taken from those loans in the pool that were impaired, meaning loans greater than 90 days past due, in foreclosure, REO or bankruptcy. The estimated subrogation recovery (undiscounted) represents only those loans identified as having not met the underwriting criteria or otherwise breached representations and warranties (i.e. the adverse loans). There is no extrapolation to the larger loan pool under this approach. Unlike the random sample approach discussed above, we did not apply a realization factor to the gross buyback obligation for the adverse loans related to uncertainties surrounding settlement negotiation or litigation processes given that the adverse loans represent only 23% of the impaired population of loans, only 3% of the original number of loans in the pool and the breach rate in the sample was pervasive. In other words, we believe any adverse loans we identified that are challenged in negotiations or litigation would be replaceable from the unsampled loan population.

During the third quarter, Ambac expanded its use of the ~~extrapolation~~ random sample approach to estimating the amount of subrogation recoveries to all transactions where a statistically valid random sample of loan files was available. Given the scale of the losses in the RMBS portfolio, and the evidence of pervasive breaches, Ambac believes limiting remediation credit to the loan amounts where actual breaches have been discovered (i.e. the adverse sample approach) is inconsistent with its gross claim projection methodology and understates the amount Ambac is expected to recover from sponsors. As a result, the number of transactions where random samples were extrapolated to estimate the amount of the subrogation recovery increased from one as of June 30, 2009 to seven as of September 2009. Correspondingly, the number of transactions where an adverse sample was used decreased from ten to six. The adverse sample approach continues to be used on these six transactions since they are with the same sponsor who has limited our access to the underlying loan files and therefore a statistically valid random sample from the entire loan pool cannot be selected.

February 8, 2010

Ambac has updated its estimated subrogation recoveries from $859.5 million at December 31, 2008 to $1,922.0 million at September 30, 2009. The balance of subrogation recoveries and the related claim liabilities at September 30, 2009 and December 31, 2008 are as follows:

September 30, 2009						December 31, 2008
Count	Claim liability	Subrogation recoveries (1)		Claim liability, net of subrogation recoveries	Method	Count	Claim liability	Subrogation recoveries (1)	Claim liability, net of subrogation recoveries
6	888.5	(471.6	) (2)	462.8	Adverse samples	10	1,313.2	(637.3)	675.9
7	944.6	(1,450.4	) (3)	(76.8)	Random samples	1	241.5	(222.2)	19.3
13	1,833.1	(1,922.0)		386.0	Totals	11	1,554.7	(859.5)	695.2

(1)	The amount of recorded subrogation recoveries related to each securitization is limited to ever-to-date paid losses plus the present value of projected future paid losses for each policy. Therefore, to the extent significant losses have been paid but not yet recovered, the recorded amount of subrogation recoveries may exceed the recorded amount of claim liabilities for a given policy.
(2)	Of these 6 transactions, 3 require the sponsor to repurchase loans at the unpaid principal balance and 3 require the sponsor to repurchase loans at unpaid principal plus accrued interest.
(3)	Of these 7 transactions, 6 require the sponsor to repurchase loans at unpaid principal plus accrued interest and 1 require the sponsor to repurchase loans at unpaid principal plus accrued interest plus servicer advances/expense and/or trustee expenses.

While the obligation by sponsors to repurchase loans with material breaches is clear, generally the sponsors have not honored those obligations. Ambac’s approach to resolving these disputes has included negotiating with individual sponsors at the transaction level and in some cases at the individual loan level and has resulted in the repurchase of some loans. Ambac has utilized the results of the above described loan file examinations to make demands for loan repurchases from sponsors or their successors and, in certain instances, as a part of the basis for litigation filings. Ambac has initiated and will continue to initiate lawsuits seeking compliance with the repurchase obligations in the securitization documents. Ambac’s past experience with similar mortgage loan disputes is that it takes approximately three years from the identification of loans with material breaches to resolution with the sponsor. Using this experience as a basis for projecting the future subrogation cash flows, we assumed recovery in 2011 for eleven transactions and 2012 for those added in the third quarter of 2009, discounted at a risk-free rate of 1.43%. Estimated recoveries will continue to be revised and supplemented as the scrutiny of the mortgage loan pools progresses.

We have performed the above-mentioned, detailed examinations on a variety of second lien transactions that have experienced exceptionally poor performance. However, the loan file examinations and related estimated recoveries we have reviewed and recorded to date have been limited to only those transactions whose sponsors (or their successors) are subsidiaries of global financial institutions, all of which carry ~~a single A~~an investment grade rating ~~or better~~ from a nationally recognized rating agency. A total of four sponsors represent the thirteen transactions which have been reviewed at September 30, 2009. Each of these financial institutions has significant financial resources and an ongoing interest in mortgage finance. Additionally, we are not aware of any provisions that explicitly preclude or limit the successors’ obligations to honor the obligations of the original sponsor. As a result, we did not make any significant adjustments to our estimated subrogation recoveries with respect to the credit risk of these sponsors (or their successors). We believe by first focusing our loan remediation efforts on global financial institutions will provide the greatest economic benefit to Ambac. Ambac retains the right to review all RMBS transactions for

February 8, 2010

representations and warranties breaches. Since a significant number of other second-lien and first-lien transactions are also experiencing poor performance, management is considering expanding the scope of this effort.

Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 should you require further information or have any questions.

Sincerely,

/s/ Robert Eisman
Robert Eisman Senior Managing Director and Chief Accounting Officer

Copy to:	David Wallis
President and Chief Executive Officer Ambac Financial Group, Inc.

Kevin J. Doyle, Esq. Senior Vice President and General Counsel Ambac Financial Group, Inc.

David Trick Senior Managing Director and Chief Financial Officer Ambac Financial Group, Inc.

John Schwolsky, Esq. Dewey & LeBeouf LLP

Joel Parker Accounting Branch Chief Securities and Exchange Commission

Paul Laurenzano Partner KPMG